Exhibit 99.01 - Press Release - January 23, 2002


MCKENZIE BAY INTERNATIONAL LTD.: PRODUCTION ESTIMATES CALCULATED FOR LAC DORE VANADIUM PROJECT

BRIGHTON, Mich. & MONTREAL, Jan 23, 2002 (BUSINESS WIRE) -- McKenzie Bay (MKBY) McKenzie Bay International Ltd, "MKBY" (otc) - has received the following information in Progress Report No. 8 from SNC Lavalin describing the progress of the Lac Dore-Vanadium Feasibility Study for the period November 28, 2001 to December 26, 2001.

The Study is on budget, 68% complete, and scheduled for completion on March 31, 2002. Operating cost estimates for the recovery process were revised and used to run a mining optimization program (whittle). Due to better efficiency of the new refinery process, production estimates of V2O5 equivalent was increased from
21.5 to 25.4 million pounds per year. Equivalent production of battery electrolyte has been projected at 63 million litres per year.

Plans to bring the Lac Dore vanadium deposit near Chibougamau, Quebec into production are being staged with SNC Lavalin preparing a Feasibility Study. MKBY expects to become a significant producer of Vanadium Electrolyte for Vanadium Redox Battery 'VRB' technologies by producing high purity, greater than 99.9%, 'battery grade' Vanadium Electrolyte at Lac Dore.

Lac Dore, upon entering the production phase, is an important strategic component for the advancement of MKBY's multi-faceted Energy Management System "EMS" solution being developed for electricity users and providers. EMS solutions will utilize VRB's, separately or in combination, with various electricity generation reources, to produce and store electricity. VRB Electrolytes require 'battery grade' vanadium oxides. Currently, there is no alternative cost-effective means of storing electricity equal to the VRB's ability to simultaneously provide continuous, in-line, electricity in multiple applications.

Lac Dore is the largest vanadium deposit in North America and second largest in the world containing a combined proven, indicated and inferred mineable vanadium pentoxide resource of five billion pounds. SOQUEM INC., a division of SGF Mineral Inc, which is a subsidiary of Societe generale de financement du Quebec ("SGF"), has the right to acquire a 20% interest in the Lac Dore Project upon acceptance of a positive bankable study.

Summaries of all Progress Reports are available on our website - http://www.mckenziebay.com. For additional information, please contact Richard Kaiser, investor relations, 800-631-8127.

This press release contains certain forwarding-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgment of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligations to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development, and to successfully implement its business plan